EXHIBIT 99.2

Tikcro Technologies Reports Fourth Quarter and Full Year
2018 Results
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High Level Pre-Clinical Results Showed in AACR 2019 Annual Conference
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Ness-Ziona, Israel, April 12, 2019 - Tikcro Technologies Ltd. (OTCQB: TIKRF), a pre-clinical stage developer of antibodies for cancer immune-therapy, today reported its financial results for the fourth quarter and full year ended December 31, 2018.

Aviv Boim, CEO of Tikcro, commented, “We continue to progress on our cytotoxic T lymphocyte-associated antigen 4 (CTLA-4) antibody which shows strong comparative results in pre-clinical cancer inhibition assays. We presented at the AACR 2019 annual conference high-level pre-clinical results and had the opportunity to communicate with several entities in this field. Treatment with a CTLA-4 antibody continues to gain traction. Development efforts aim to increase its efficacy and reduce immune-related adverse effects. Based on pre-clinical results, our novel CTLA-4 antibody has the potential to address these needs and to offer higher efficacy and lower side effects.”

Several pharma companies, including Tikcro, are pursuing new CTLA-4 antibodies to further broaden its clinical scope and to reduce immune related adverse effects.

Financial Results for the Fourth Quarter Ended December 31, 2018
Net loss for the fourth quarter of 2018 was $421,000, or $0.04 per diluted share, compared to a net loss of $277,000, or $0.03 per diluted share, for the same period last year.

Financial Results for the Full Year Ended December 31, 2018
Net loss for the full year 2018 was $1.4 million, or $0.14 per diluted share, compared to a net loss of $1.3 million, or $0.13 per diluted share, for the same period last year.

As of December 31, 2018, the company reported $5.3 million in cash, cash equivalents and short-term bank deposits.

About Tikcro Technologies
Tikcro Technologies Ltd. (OTCQB: TIKRF) supports early stage development in growth areas, with a focus on biotechnology projects originated in Israeli academic centers. Tikcro is engaged with development of certain antibodies selected and verified in pre-clinical trials with a focus on antibodies targeting immune modulator pathways for cancer treatment. For more information, visit Tikcro’s website at www.tikcro.com.

 Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the risks related to early stage biotechnology projects, including, but not limited to, obtaining required licenses at reasonable commercial terms, the development, testing, regulatory approval and commercialization of our proposed products, intellectual property rights, competition, exposure to lawsuits and dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.

For more information, please contact:

Investor Contact
Allison Soss
KCSA Strategic Communications
Phone: 212-896-1267
Email: asoss@kcsa.com

Tikcro Technologies Ltd. Condensed Balance Sheets (US dollars in thousands)

	December 31, 2018 Unaudited	December 31, 2017 Audited
Assets
Current assets
Cash and cash equivalents	$280	$6,562
Short-term bank deposits	5,015
Receivables and other financial asset	52	21
Total current assets	5,347	6,583

Property and equipment, net	100	125

Total assets	$5,447	$6,708

Liabilities and Shareholders' Equity

Current liabilities
Other current liabilities	$300	$309

Shareholders' equity	5,147	6,399

Total liabilities and shareholders' equity	$5,447	$6,708

Tikcro Technologies Ltd.
Statements of Operations
(US dollars in thousands, except per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2018	2017	2018	2017

Research and development expenses	$164	$145	$692	$678

General and administrative expenses, net	283	171	766	618

Total operating expenses	447	316	1,458	1,296

Operating loss	(447)	(316)	(1,458)	(1,296)

Financial income, net	26	39	53	45

Net loss	$(421)	$(277)	$(1,405)	$(1,251)

Basic and diluted net loss per share	$(0.04)	$(0.03)	$(0.14)	$(0.13)

Weighted average number of shares used computing basic and diluted loss per share	9,879	9,879	9,879	9,879